UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                           CHROMCRAFT REVINGTON, INC.

-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
-------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   171117-10-4
                      ------------------------------------
                                 (CUSIP Number)

                         CHRISTOPHER G. KARRAS, DECHERT
       4000 BELL ATLANTIC TOWER, 1717 ARCH STREET, PHILADELPHIA, PA 19103
                                 (215) 994-4000
-------------------------------------------------------------------------------

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                February 19, 2002
-------------------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    The Exhibit Index is located on page 13.

                                  SCHEDULE 13D

CUSIP NO. 171117-10-4                                         Page 2 of 14 Pages
---------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  COURT SQUARE CAPITAL LIMITED
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) / /
         (b) / /
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

               NOT APPLICABLE
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or (e)       / /
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES
-------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
         NUMBER OF                             0
                             --------------------------------------------------
          SHARES             8        SHARED VOTING POWER
       BENEFICIALLY                            5,695,418 SHARES OF COMMON STOCK
                             --------------------------------------------------
         OWNED BY            9        SOLE DISPOSITIVE POWER
           EACH                                0
                             --------------------------------------------------
         REPORTING           10       SHARED DISPOSITIVE POWER
        PERSON WITH                            5,695,418 SHARES OF COMMON STOCK
                             --------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               5,695,418 SHARES OF COMMON STOCK
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         / /
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               59.0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 171117-10-4                                         Page 3 of 14 Pages
---------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CITICORP BANKING CORPORATION
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) / /
         (b) / /
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

               NOT APPLICABLE
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or (e)         / /
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES
-------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
         NUMBER OF                             0
                             --------------------------------------------------
          SHARES             8        SHARED VOTING POWER
       BENEFICIALLY                            5,695,418 SHARES OF COMMON STOCK
                             --------------------------------------------------
         OWNED BY            9        SOLE DISPOSITIVE POWER
           EACH                                0
                             --------------------------------------------------
         REPORTING           10       SHARED DISPOSITIVE POWER
        PERSON WITH                            5,695,418 SHARES OF COMMON STOCK
                             --------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               5,695,418 SHARES OF COMMON STOCK
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         / /
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               59.0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
               HC
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 171117-10-4                                         Page 4 of 14 Pages
---------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CITICORP
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) / /
         (b) / /
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

               NOT APPLICABLE
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or (e)         / /
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
-------------------------------------------------------------------------------

                             7        SOLE VOTING POWER
         NUMBER OF                             0
                             --------------------------------------------------
          SHARES             8        SHARED VOTING POWER
       BENEFICIALLY                            5,695,418 SHARES OF COMMON STOCK
                             --------------------------------------------------
         OWNED BY            9        SOLE DISPOSITIVE POWER
           EACH                                0
                             --------------------------------------------------
         REPORTING           10       SHARED DISPOSITIVE POWER
        PERSON WITH                            5,695,418 SHARES OF COMMON STOCK
                             --------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               5,695,418 SHARES OF COMMON STOCK
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         / /
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               59.0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
               HC
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 171117-10-4                                         Page 5 of 14 Pages
---------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CITIGROUP HOLDINGS COMPANY
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) / /
         (b) / /
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

               NOT APPLICABLE
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or (e)         / /
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
-------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
         NUMBER OF                             0
                             --------------------------------------------------
          SHARES             8        SHARED VOTING POWER
       BENEFICIALLY                            5,695,418 SHARES OF COMMON STOCK
                             --------------------------------------------------
         OWNED BY            9        SOLE DISPOSITIVE POWER
           EACH                                0
                             --------------------------------------------------
         REPORTING           10       SHARED DISPOSITIVE POWER
        PERSON WITH                            5,695,418 SHARES OF COMMON STOCK
                             --------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               5,695,418 SHARES OF COMMON STOCK
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         / /
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               59.0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  HC
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 171117-10-4                                         Page 6 of 14 Pages
---------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CITIGROUP INC.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) / /
         (b) / /
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

               NOT APPLICABLE
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or (e)         / /
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
-------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
         NUMBER OF                             0
                             --------------------------------------------------
          SHARES             8        SHARED VOTING POWER
       BENEFICIALLY                            5,695,918 SHARES OF COMMON STOCK*
                             --------------------------------------------------
         OWNED BY            9        SOLE DISPOSITIVE POWER
           EACH                                0
                             --------------------------------------------------
         REPORTING           10       SHARED DISPOSITIVE POWER
        PERSON WITH                            5,695,918 SHARES OF COMMON STOCK*
                             --------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               5,695,918 SHARES OF COMMON STOCK*
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         / /
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               59.0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
               HC
-------------------------------------------------------------------------------

* INCLUDES 500 SHARES THAT MAY BE DEEMED TO BE BENEFICIALLY OWNED BY OTHER SUBSIDIARIES OF CITIGROUP INC.

                                 AMENDMENT NO. 3
                                 TO SCHEDULE 13D

     This  Amendment  No. 3 amends  the  indicated  items  of the  statement  on
Schedule 13D filed on January 18, 2001, relating to the Common Stock ("Common Stock") of Chromcraft Revington, Inc., a Delaware corporation (the "Issuer").

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) This Statement on Schedule 13D is being filed by each of the following persons pursuant to Rule 13(d)-(1)(f) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities and Exchange Act of 1934 (the "Act"): (i) Court Square Capital Limited, a Delaware corporation ("Court Square"), by virtue of its direct beneficial ownership of Common Stock, (ii) Citicorp Banking Corporation, a Delaware corporation ("Citicorp Banking"), by virtue of its ownership of all the outstanding Common Stock of Court Square, (iii) Citicorp, a Delaware corporation ("Citicorp"), by virtue of its ownership of all of the outstanding common stock of Citicorp Banking, (iv) Citigroup Holdings Company, a Delaware corporation ("Citigroup Holdings"), by virtue of its ownership of all of the outstanding common stock of Citicorp, and (v) Citigroup Inc. ("Citigroup"), a Delaware corporation, by virtue of its ownership of all of the outstanding common stock of Citigroup Holdings (collectively, the "Reporting Persons").

     Attached as Schedule A is information concerning each executive officer and director of each of Court Square and Citigroup, which is ultimately in control of Court Square. Schedule A is incorporated into and made a part of this Statement on Schedule 13D.

     (b) The address of the principal business and principal office of each of Court Square, Citicorp and Citigroup is 399 Park Avenue, New York, New York 10043. The address of the principal business and principal office of Citigroup Holdings is One Rodney Square, Wilmington, Delaware 19899. The address of the principal business and principal office of Citicorp Banking is One Penn's Way, New Castle, Delaware 19720.

     (c) Court Square's principal business is investing in leveraged buy-outs. Citicorp Banking is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citicorp is a bank holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup Holdings is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers world-wide.

     (d) During the last five years, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

     (f) Each of Court Square, Citicorp, Citicorp Banking, Citigroup Holdings and Citigroup is a Delaware corporation. Except as otherwise indicated on Schedule A, to the knowledge of each Reporting Person, each executive officer and director named in Schedule A to this Statement on Schedule 13D are citizens of the United States.

ITEM 4.  PURPOSE OF TRANSACTION.

     (a) On January 10, 2002, Court Square accepted the Issuer's proposal to purchase all of the 5,695,418 shares of Common Stock owned by Court Square for a cash purchase price of $10.00 per share, plus a fee in cash of up to $.50 per share (not to exceed $2,800,000 in the aggregate) (the "Proposal"). According to the Proposal, 2,000,000 shares of Court Square's Common Stock would be purchased by an employee stock ownership plan to be formed by the Issuer and 3,695,418 shares would be purchased by the Issuer.

     Pursuant to the Proposal, on February 19, 2002, Court Square and the Issuer executed a Stock Purchase Agreement pursuant to which Court Square agreed to sell and the Issuer agreed to buy 3,695,418 shares of Common Stock owned by Court Square on or before March 15, 2002, for a cash purchase price of $10.00 per share, plus a fee in cash of up to $.50 per share (not to exceed $2,800,000 in the aggregate) (the "Company Purchase Agreement"). On February 19, 2002 Court Square and Great Bank Trust Company, in its capacity as trustee of the Chromcraft Revington, Inc. Employee Stock Ownership Plan Trust (the "ESOP Purchaser") executed a Stock Purchase Agreement pursuant to which Court Square agreed to sell and the ESOP Purchaser agreed to buy 2,000,000 shares of Common Stock owned by Court Square on or before March 15, 2002, for a cash purchase price of $10.00 per share (the "ESOP Purchase Agreement" together, the Company Purchase Agreement and the ESOP Purchase Agreement, the "Purchase Agreements"). A copy of the ESOP Purchase Agreement is attached as Exhibit 1 to this Schedule 13D. A copy of the Company Purchase Agreement is attached as Exhibit 2 to this
Schedule 13D. The consummation of the stock purchases by the Issuer and the ESOP Purchaser is contingent upon the approval by the board of directors of the Issuer, the satisfactory completion of a due diligence investigation by the ESOP Purchaser, the receipt of a fairness opinion acceptable to the Issuer's board of directors and the ESOP Purchaser, the procurement of bank financing on terms and conditions acceptable to the Issuer and certain other conditions. The Purchase Agreements may be terminated by either party if the stock purchases are not consummated on or before March 15, 2002 or upon mutual agreement of the parties. If the stock purchases are not consummated, Court Square may decide for any reason or no reason in the future to (i) accept a new modified agreement regarding the sale of its shares or (ii) purchase additional shares of Common Stock publicly or privately from the Issuer or from third parties or dispose of some or all of the shares of Common Stock it holds; however, Court Square can give no assurances that it will take or refrain from taking any of the foregoing actions.

     (b)-(c) Not applicable.

     (d) Upon consummation of the stock purchase by the Issuer pursuant to the Company Stock Purchase Agreement, M. Saleem Muqaddam shall resign from the Board of Directors of the Issuer.

     (e) Consummation of the stock purchases pursuant to the Purchase Agreements would result in the Issuer and the ESOP Purchaser acquiring approximately 59.0% of the outstanding Common Stock.

     (f)-(j) Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of this filing, Court Square beneficially owns 5,695,418 shares of Common Stock which represents 59.0% of all shares of common stock outstanding. Percentages are based on the number of shares of Common Stock issued and outstanding as of February 19, 2002.

     (b) Court Square, Citicorp Banking, Citicorp, Citigroup Holdings and Citigroup may be deemed to share the voting and dispositive power of the 5,695,418 shares of Common Stock owned by Court Square by virtue of, and this form is being filed by Citicorp Banking, Citicorp, Citigroup Holdings and Citigroup solely because of, Citicorp Banking's 100% ownership in Court Square, Citicorp's 100% ownership interest in Citicorp Banking, Citigroup Holding's 100% ownership interest in Citicorp and Citigroup's 100% interest in Citigroup Holdings. Citigroup, through its direct and indirect subsidiaries, beneficially owns 500 shares of Common Stock as to which shares it may be deemed to share the voting and dispositive power.

     (c) Neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A to the Schedule 13D, has effected a transaction in shares of Common Stock during the past 60 days (excluding transactions that may have been effected by certain subsidiaries of Citigroup for managed accounts with funds provided by third-party customers).

     (d) No person other than Court Square has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Court Square.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     Except as set forth in Item 4, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 - ESOP Purchase Agreement

     Exhibit 2 - Company Purchase Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated:  February 22, 2002

                                   COURT SQUARE CAPITAL LIMITED


                                   By:/s/Anthony P. Mirra
                                      ------------------------------------------
                                      Name:  Anthony P. Mirra
                                      Title: Vice President


                                   CITICORP BANKING CORPORATION


                                   By:/s/William Wolf
                                      ------------------------------------------
                                      Name:  William Wolf
                                      Title: Senior Vice President


                                   CITICORP


                                   By:/s/Joseph B. Wollard
                                      -----------------------------------------
                                      Name:  Joseph B. Wollard
                                      Title: Assistant Secretary


                                   CITIGROUP HOLDINGS COMPANY


                                   By:/s/Joseph B. Wollard
                                      -----------------------------------------
                                      Name:  Joseph B. Wollard
                                      Title: Assistant Secretary


                                   CITIGROUP INC.


                                   By:/s/Joseph B. Wollard
                                      -----------------------------------------
                                      Name:  Joseph B. Wollard
                                      Title: Assistant Secretary

                                   SCHEDULE A

                          COURT SQUARE CAPITAL LIMITED


DIRECTORS

William T. Comfort
Anne Goodbody
David F. Thomas


OFFICERS                         TITLE

William T. Comfort               Senior Vice President
Byron L. Knief                   Vice President
Michael T. Bradley               Vice President
Charles E. Corpening             Vice President
Michael A. Delaney               Vice President*
Ian D. Highet                    Vice President
David Y. Howe                    Vice President
Richard E. Mayberry              Vice President
Thomas F. McWilliams             Vice President
Paul C. Schorr                   Vice President*
Joseph M. Silvestri              Vice President
David F. Thomas                  Vice President
James A. Urry                    Vice President
John D. Weber                    Vice President
Lauren M. Connelly               Vice President & Secretary
Michael S. Gollner               Vice President
Anthony P. Mirra                 Vice President & Assistant Secretary
Darryl A. Johnson                Assistant Vice President


*  Denotes the functional title of Managing Director

                                   SCHEDULE A

                                 CITIGROUP INC.



OFFICERS                                TITLE

C. Michael Armstrong                    Director
Alain J.P. Belda                        Director (Brazil)
Kenneth J. Bialkin                      Director
Kenneth T. Derr                         Director
John M. Deutch                          Director
The Honorable
  Gerald R. Ford                        Honorary Director
Alfredo Harp                            Director (Mexico)
Roberto Hernandez                       Director (Mexico)
Ann Dibble Jordan                       Director
Robert I. Lipp                          Director and Executive Officer
Reuben Mark                             Director
Michael T. Masin                        Director
Dudley C. Mecum                         Director
Richard D. Parsons                      Director
Andrall E. Pearson                      Director
Robert E. Rubin                         Director and Executive Officer
Franklin A. Thomas                      Director
Sanford I. Weill                        Director and Executive Officer
Arthur Zankel                           Director
Winfried F.W. Bischoff                  Executive Officer (United Kingdom
                                                           and Germany)
Michael A. Carpenter                    Executive Officer
Thomas Wade Jones                       Executive Officer
Deryck C. Maughan                       Executive Officer (United Kingdom)
Victor J. Menezes                       Executive Officer
Charles O. Prince, III                  Executive Officer
William R. Rhodes                       Executive Officer
Todd S. Thomson                         Executive Officer
Robert B. Willumstad                    Executive Officer

                                  EXHIBIT INDEX

         Exhibit No.

              1.                        ESOP Purchase Agreement
              2.                        Company Purchase Agreement

The undersigned hereby agree that:

          (i) each of them is individually eligible to use the Schedule 13D attached hereto;

          (ii)   the  attached  Schedule 13D is filed on behalf of each of them;
                 and

          (iii)  each of them is  responsible  for  the  timely  filing  of such
                 Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information therein concerning him or itself; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless he or it knows or has reason to believe that such information is inaccurate.

                                   CITIGROUP INC.

                                   By:/s/Joseph B. Wollard
                                      --------------------------------------
                                      Name:  Joseph B. Wollard
                                      Title: Assistant Secretary


                                   CITIGROUP HOLDINGS COMPANY


                                   By:/s/Joseph B. Wollard
                                      --------------------------------------
                                      Name:  Joseph B. Wollard
                                      Title: Assistant Secretary


                                   CITICORP


                                   By:/s/Joseph B. Wollard
                                      --------------------------------------
                                      Name:  Joseph B. Wollard
                                      Title: Assistant Secretary


                                   CITICORP BANKING CORPORATION


                                   By:/s/William Wolf
                                      --------------------------------------
                                      Name:  William Wolf
                                      Title: Senior Vice President


                                   COURT SQUARE CAPITAL LIMITED


                                   By:/s/Anthony P. Mirra
                                      --------------------------------------
                                      Name:  Anthony P. Mirra
                                      Title: Vice President